Fay West Senior Vice President and Chief Financial Officer SunCoke Energy, Inc. 1011 Warrenville Road Suite 600 Lisle, IL 60532 630.824.1954 Phone 630.824.1154 Fax fwest@suncoke.com

June 11, 2015

Via EDGAR and E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:    Terence O’Brien

            Accounting Branch Chief

Re:    SunCoke Energy, Inc.

 Form 10-K for the Fiscal Year Ended December 31, 2014

 Filed February 24, 2015

 File No. 1-35243

Dear Mr. O’Brien:

This letter contains the responses of SunCoke Energy, Inc. (the “Registrant”) to the comments (each a “Comment” and, together, the “Comments”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 4, 2015 (the “Comment Letter”), regarding the above-referenced filings.

For your convenience, each of the Staff’s Comments, as set forth in the Comment Letter, has been repeated in its entirety in bold type below, with the Registrant’s response set out immediately underneath the applicable Comment.

Capitalized terms used, but not otherwise defined, in this response letter are intended to have the respective meanings ascribed to such terms in the above-referenced filing.

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June 11, 2015

Form 10-K for the Year Ended December 31, 2014

Management’s Discussion and Analysis

Non-controlling interest, pages 44 and 45

1.	Please expand your disclosure to identify the noncontrolling interests for each period presented. The identification of the entities and changes in their respective ownership interests included in noncontrolling interests appear to be necessary for a full understanding of the changes in these amounts from period to period.

Response: The Registrant acknowledges the Staff’s comment and notes that on pages 44 and 45, the Registrant referred to a discussion of the entities and changes in their respective ownership interests included in non-controlling interest in the “Dropdown Transactions” section on pages 38 and 39 of the Registrant’s Form 10-K for the year ended December 31, 2014. In future filings the Registrant will expand its discussion of non-controlling interests to identify entities and changes in their respective ownership interests for each period presented, similar to the following:

“Noncontrolling Interest. Income attributable to noncontrolling interest represents the common public unitholders’ interest in SunCoke Energy Partners, L.P. as well as a third party interest in our Indiana Harbor cokemaking facility. Income attributable to noncontrolling interest was $24.3 million for the year ended December 31, 2014 compared to $25.1 million for the year ended December 31, 2013. The decrease was driven by lower overall earnings of Haverhill and Middletown as well as transaction costs associated with the Haverhill and Middleton Dropdown previously discussed. These decreases were partially offset by the Partnership’s increased ownership in Haverhill and Middletown due to the dropdown transaction in 2014, which increased SunCoke Energy’s noncontrolling interest. The dropdown transaction also increased the noncontrolling interest to 43.9 percent from 42.1 percent.”

Management’s Discussion and Analysis

Domestic Coke – Adjusted EBITDA, page 49

2.	We note that coal-to-coke yields have impacted Adjusted EBITDA in each period. Please expand your discussion to explain the underlying causes of these yield changes.

Response: The Registrant acknowledges the Staff’s comment and notes the following discussion regarding the impact of coal-to-coke yields on operating performance is included in the “Results of Reportable Business Segments” section in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“Coal Cost Component with Pass-Through Provisions. The largest cost component of our coke is the cost of purchased coal, including any transportation or handling costs. Under the contracts at our domestic cokemaking facilities, coal costs are a pass-through component of the coke price, provided that we realize certain targeted coal-to-coke yields. When targeted coal-to-coke yields are achieved, the price of coal is not a significant

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June 11, 2015

determining factor in the profitability of these facilities, although it does affect our revenue and cost of sales for these facilities in approximately equal amounts. However, to the extent that the actual coal-to-coke yields are less than the contractual standard, we are responsible for the cost of the excess coal used in the cokemaking process. Conversely, to the extent our actual coal-to-coke yields are higher than the contractual standard, we realize gains. As coal prices decline, the benefits associated with favorable coal-to-coke yields also decline. The coal component of the Jewell coke price is fixed annually for each calendar year based on the weighted-average contract price of third-party coal purchases at our Haverhill facility applicable to ArcelorMittal coke sales.”

In future filings, the Registrant will expand disclosure of underlying causes of yield changes, similar to the disclosure below (items in italicized bold type represent new disclosure):

“Domestic Coke Adjusted EBITDA increased $4.7 million, or 1.9 percent, to $247.9 million in 2014 compared to $243.2 million in 2013. The new Indiana Harbor coke sales agreement resulted in additional Adjusted EBITDA of $7.5 million compared to the prior year. Also favorably impacting results in the current period was the absence of a $2.5 million quality claim recorded in the prior year. These increases were offset by operational inefficiencies at Indiana Harbor, caused by weather and the refurbishment project in the first quarter of 2014, which lowered Adjusted EBITDA by $3.5 million. Lower volumes at Haverhill, due primarily to severe winter weather, decreased Adjusted EBITDA by $5.4 million. Our remaining domestic cokemaking facilities operated at or above 100 percent utilization and sold an additional 19 thousand tons, which contributed approximately $1.6 million to Adjusted EBITDA. Lower coal-to-coke yields, primarily as a result of severe winter weather, and a lower operating and maintenance cost reimbursement rate decreased Adjusted EBITDA by $3.0 million and $2.0 million, respectively in 2014 as compared to 2013. The remaining increase of $7.0 million primarily related to the absence of coke quality issues and lower corporate expense allocations in 2014.”

Management’s Discussion and Analysis

Liquidity and Capital Resources – Cash Provided by Continuing Operations, page 52

3.	Please expand your disclosures to provide additional insight into your changes in cash flows from period to period. In this regard, it is unclear why you had an increase in levels of coal inventory and lower accounts payable. Please also explain how improved operating performance resulted in a decrease in cash provided by continuing operating activities.

Response: The Registrant acknowledges the Staff’s comment and in future filings will provide additional insight into changes in the Registrant’s cash flows from period to period similar to the following (items in italicized bold type represent new disclosure):

“Net cash provided by continuing operating activities decreased by $26.7 million to $130.0 million for the year ended December 31, 2014 as compared to the prior year. The decrease in operating cash flow is the result of a strategic build in inventory levels in the second

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June 11, 2015

half of 2014. Further decreasing operating cash flow were lower accounts payable balances resulting from the timing of purchases and payments as compared to the prior year. These decreases were partially offset by lower accounts receivable related to an extension of customer terms at the end of 2013 and improved operating performance.”

Furthermore, the Registrant notes that improved operating performance resulted in an increase in cash provided by continuing operating activities. Improved operating performance partially offset the decrease in cash provided by operations driven by the inventory and accounts payable changes described above, which is consistent with the disclosure included on page 52 of the Registrant’s Form 10-K for the year ended December 31, 2014.

Management’s Discussion and Analysis

Non-GAAP Financial Measures, page 58

4.	We note you have attempted to address the important limitations of Adjusted EBITDA as an analytical tool rather than as a measure of the operating performance. The limitations you have identified appear to relate to limitations of these measures as liquidity measures. Please revise your disclosures accordingly.

Response: The Registrant acknowledges the Staff’s comment and will update disclosures in all future filings to clarify that Adjusted EBITDA is considered both a performance and liquidity measure. The Registrant will also include a reconciliation of Adjusted EBITDA to both net income and to cash flows from operating activities. The Registrant provides an example of expected disclosure in future filings for the Staff’s reference below (items in italicized bold type represent new disclosure):

“In addition to the GAAP results provided in the Annual Report on Form 10-K, we have provided a non-GAAP financial measure, Adjusted EBITDA. Reconciliation from GAAP to the non-GAAP measurement is presented below.

Our management, as well as certain investors, use this non-GAAP measure to analyze our current and expected future financial performance and liquidity. This measure is not in accordance with, or a substitute for, GAAP and may be different from, or inconsistent with, non-GAAP financial measures used by other companies.

Adjusted EBITDA represents earnings before interest, taxes, depreciation, depletion and amortization (“EBITDA”) adjusted for asset and goodwill impairment, costs related to exiting our Coal business, sales discounts and the interest, taxes, depreciation, and amortization attributable to our equity method investment. Prior to the expiration of our nonconventional fuel tax credits in November 2013, EBITDA reflects sales discounts included as a reduction in sales and other operating revenue. The sales discounts represent the sharing with customers of a portion of nonconventional fuel tax credits, which reduce our income tax expense. However, we believe our Adjusted EBITDA would be inappropriately penalized if these discounts were treated as a reduction of EBITDA since they represent sharing of a tax benefit that is not included in EBITDA. Accordingly, in computing Adjusted EBITDA, we have added back these sales discounts. Our Adjusted EBITDA also includes EBITDA attributable to our equity method investment. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to net income, operating income or operating cash flow under GAAP and may not be comparable to other similarly titled measures in other businesses.

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June 11, 2015

Adjusted EBITDA from continuing operations equals consolidated Adjusted EBITDA less Adjusted EBITDA from discontinued operations, less legacy costs.

Adjusted EBITDA from discontinued operations equals coal business Adjusted EBITDA excluding corporate cost allocation attributable to coal, costs related to exiting our coal business and certain retained coal-related costs reclassified as Legacy costs.

Legacy costs equals royalty revenues, coal pension/other post-employment benefits, coal workers’ compensation, black lung, coal preparation plant and certain other coal-related costs that we expect to retain after the sale of the coal business.

Management believes Adjusted EBITDA is an important measure of the operating performance of the Company’s net assets and its ability to incur and service debt, fund capital expenditures and make distributions. Adjusted EBITDA provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and because it eliminates items that have less bearing on our operating performance and liquidity. EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, as they should not be considered an alternative to net income, operating cash flow or any other measure of financial performance presented in accordance with GAAP. Set forth below is additional discussion of the limitations of Adjusted EBITDA as an analytical tool:

Limitations. Other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. Adjusted EBITDA also has limitations as an analytical tool and should not be considered in isolation or as a substitute for an analysis of our results as reported under GAAP. Some of these limitations include that Adjusted EBITDA:

•	does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	does not reflect items such as depreciation and amortization;

•	does not reflect changes in, or cash requirement for, working capital needs;

•	does not reflect our interest expense, or the cash requirements necessary to service interest on or principal payments of our debt;

•	does not reflect certain other non-cash income and expenses;

•	excludes income taxes that may represent a reduction in available cash; and

•	includes net income attributable to non-controlling interests.

Below is a reconciliation of Adjusted EBITDA (unaudited) to net income and operating cash flow, which are its most directly comparable financial measures calculated and presented in accordance with GAAP:

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	Year Ended December 31,
	2014	2013	2012
	(Dollars in millions)
Adjusted EBITDA attributable to SunCoke Energy, Inc.	$150.0	$173.9	$265.6
Add: Adjusted EBITDA attributable to noncontrolling interest(1)	60.7	41.2	—

Adjusted EBITDA	210.7	215.1	265.6

Subtract:
Adjusted EBITDA from discontinued operations(2)	(10.0)	(6.3)	41.8
Legacy costs, net(3)	(17.1)	(0.4)	(3.9)

Adjusted EBITDA from continuing operations	237.8	221.8	227.7

Subtract:
Adjustment to unconsolidated affiliate earnings(4)	3.0	3.2	—
Depreciation and amortization expense	96.1	77.1	65.0
India impairment	30.5	—	—
Interest expense, net	63.2	52.3	47.6
Income tax expense	7.4	16.4	18.0
Sales discounts provided to customers due to sharing of nonconventional fuel tax credits(5)	(0.5)	6.8	11.2
Asset impairment	16.8	—	—
Legacy costs, net(3)	17.1	0.4	3.9

Income from continuing operations	4.2	65.6	82.0

(Loss) income from discontinued operations, net of tax	(106.0)	(15.5)	20.5

Net (loss) income	(101.8)	50.1	102.5

Add:
Loss (income) from discontinued operations, net of tax	106.0	15.5	(20.5)
Asset impairment	16.8	—	—
Loss on extinguishment of debt	15.4	—	—
Loss from equity method investment	35.0	2.2	—
Depreciation and amortization	96.1	77.1	65.0
Changes in working capital and other	(37.5)	11.8	(3.0)

Net cash provided by continuing operating activities	130.0	156.7	144.0

Cash flows from discontinued operations – operating activities	(17.7)	(5.4)	62.1

Net cash provided by operating activities	$112.3	$151.3	$206.1

(1)	Reflects non-controlling interest in Indiana Harbor and the portions of the Partnership owned by public unitholders.
(2)	See reconciliation of Adjusted EBITDA from discontinued operations below.
(3)	Legacy costs, net includes royalty revenues and costs related to coal mining assets and liabilities expected to be retained by the Company which are not part of the disposal group, and therefore, are reported in continuing operations in Corporate and Other. See detail of these legacy costs in the table below.
(4)	Reflects share of interest, taxes, depreciation and amortization related to VISA SunCoke.
(5)	Sales discounts are related to nonconventional fuel tax credits, which expired in 2013. At December 31, 2013, we had $13.6 million accrued related to sales discounts to be paid to our customer at our Granite City facility. During the first quarter of 2014, we settled this obligation for $13.1 million which resulted in a gain of $0.5 million. The gain was recorded in sales and other operating revenue on our Consolidated Statement of Operations.

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June 11, 2015

Below is a reconciliation of Adjusted EBITDA from discontinued operations to its closest GAAP measures:

	Year Ended December 31,
	2014	2013	2012
	(Dollars in millions)
Adjusted EBITDA from discontinued operations	$(10.0)	$(6.3)	$41.8
Subtract:
Depreciation and depletion from discontinued operations	10.2	18.9	16.0
Income tax (benefit) expense from discontinued operations	(66.2)	(9.7)	5.3
Asset and goodwill impairment from discontinued operations	133.5	—	—
Exit costs	18.5	—	—

(Loss) income from discontinued operations, net of tax	(106.0)	(15.5)	20.5

Add:
Depreciation and depletion from discontinued operations	10.2	18.9	16.0
Asset and goodwill impairment from discontinued operations	133.5	—	—
Change in working capital and other from discontinued operations	(55.4)	(8.8)	25.6

Cash flows from discontinued operations – operating activities	$(17.7)	$(5.4)	$62.1

Financial Statements

Notes to the Financial Statements

Note 3. Coal Impairment Charges and Discontinued Operations, page 81

5.	We note that you executed a definitive agreement to sell the Harold Keene Cola Companies in the fourth quarter 2014 and that you will continue to pursue the sale of the remaining coal mining business in 2015. Please tell us if you entered into a long-term supply agreement with the buyer. In this regard, we note that you will likely enter into a long-term supply agreement with the future buyer of your remaining coal mining business. Please address what consideration you gave to whether entering into a long-term supply agreement with a buyer of your coal mining business impacts your ability to reflect this business as discontinued operations. Please refer to ASC 205-20-45-1 as well as the guidance set forth in ASC 205-20-55.

Response: The Registrant acknowledges the Staff’s comment and notes that the Registrant has not entered into a long-term supply agreement with the potential buyer of the Harold Keene Coal Companies (“HKCC”). Upon a successful sale of the coal business, the Registrant likely would enter into a long-term coal supply agreement with the buyer. As disclosed in Note 2 to the consolidated financial statements, the Registrant early adopted ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” issued by the FASB in April 2014. ASU 2014-08 removed the consideration of significant continuing involvement for purposes of assessing discontinued operations classification.

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June 11, 2015

Notes to the Financial Statements

Note 4. Drop-Down Transaction, page 82

6.	Please clarify in your disclosures how you arrived at the $83.7 million amount reflected as transfer from noncontrolling interest from change in SunCoke Energy, Inc. equity for the contribution of 33% interest in Haverhill and Middletown. Similarly, please clarify how you arrived at the $6.2 million decrease in equity for the contribution of 75% interest in Granite City in your Form 10-Q for the period ended March 31, 2015. Please show us how you determined these amounts.

Response: The Registrant acknowledges the Staff’s comment and notes that non-controlling interest in the financial statements of SunCoke Energy, Inc. includes the common public unitholders’ interest in SunCoke Energy Partners, L.P. (“the Partnership”). The $83.7 million transfer from non-controlling interest from change in SunCoke Energy, Inc. equity for the contribution of a 33 percent interest in Haverhill and Middletown represents the Partnership’s common public unitholders’ share of book value of the ownership interest received, net of their share of the consideration paid.

•	The Partnership’s 33 percent share of the book value of Haverhill and Middletown is $171.3 million, of which $75.2 million relates to the Partnership’s common public unitholders’ share.

•	Total consideration paid for the acquisition recorded through equity is $341.4 million as detailed below, of which $158.9 million relates to the Partnership’s common public unitholders’ share.

Total consideration recorded through equity consisted of:

Total transaction value	$365.0
Cash retained to pre-fund Haverhill environmental project	(7)
Cash paid to third parties related to debt extinguishment	(11.4)
Capitalized debt issuance costs related to debt assumed	(5.2)

Consideration recorded through equity	$341.4

Similarly, the $6.2 million decrease in SunCoke Energy, Inc. equity for the contribution of 75 percent interest in Granite City represents the Partnership’s common public unitholders’ share of consideration paid, net of their share of the book value of the ownership interest received.

•	The Partnership’s 75 percent share of the book value of Granite City is $203.6 million, of which $85.4 million relates to the Partnership’s common public unitholders’ share.

•	Total consideration paid for the acquisition recorded through equity is $189.1 million as detailed below, of which $79.2 million relates to the Partnership’s common public unitholders’ share.

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The consideration recorded through equity consisted of:

Total transaction value	$245.0
Cash retained to pre-fund Granite City environmental project	(45.0)
Cash paid to third parties related to extinguishment of debt assumed	(8.7)
Capitalized debt issuance costs related to debt assumed	(2.2)

Consideration recorded through equity	189.1

In future filings the Registrant will expand its disclosure of above similar to the disclosure below (items in bold represent new disclosure):

“We accounted for the Haverhill and Middletown Dropdown as an equity transaction, which resulted in a decrease in noncontrolling interest and an increase in SunCoke’s equity of $83.7 million, representing the Partnership’s common public unitholders’ share of consideration paid for the acquisition, net of their share of the book value of ownership interest received.

We accounted for the Granite City Dropdown as an equity transaction, which resulted in an increase in noncontrolling interest and a decrease in SunCoke’s equity of $6.2 million representing the Partnership’s common public unitholders’ share of the book value of ownership interest received, net of their share of the consideration paid for the acquisition.”

Notes to the Financial Statements

Note 6. Equity Method Investment, page 84

7.	In regard to your investment in VISA SunCoke, please tell us what consideration you gave to the financial statement requirements of Rule 3-09 of Regulation S-X. Please provide us with your significance tests.

Response: The Registrant acknowledges the Staff’s comment and notes that the Registrant completed the significance test in accordance with Rule 3-09 and concluded the investment in VISA SunCoke was not significant. The Registrant completed an income significance test under Rule 3-09 for the year ended December 31, 2014 as follows:

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India Significance Test

(In millions)

	2014		2013	2012	2011	2010
SXC income from continuing operations	$4.2		$65.6	$82.0	$37.6	$143.1
Add back: SXC income tax expense (benefit) from continuing operations	7.4		16.4	18.0	(6.6)	48.1
Less: SXC income (loss) attributable noncontrolling interest	24.3		25.1	3.7	(1.7)	7.1

Pre-tax net income from continuing operations attributable to SXC	(12.7)		56.9	96.3	32.7	184.1
5 year average of pre-tax net income from continuing operations attributable to SXC	$71.5
2014 net income from continuing operations attributable to SXC as a percent of the 5 year average	-18%
Loss from equity method investment	$(35.0)
Less: Equity method investment impairment at the investor level	(30.5	)(1)

Numerator	(4.5)
Denominator (5 year average calculated above)	$71.5	(2)

Significance	-6%

(1)	The Registrant excluded the investor level impairment recorded during 2014 from the significance test in accordance with Financial Reporting Manual section 2410.2.
(2)	Due the current period loss, the Registrant calculated the denominator of the significance test using a five year average in accordance with Financial Reporting Manual section 2410.3.

The Registrant completed an asset significance test under Rule 3-09 as of December 31, 2014 as follows:

December 31, 2014
Equity method investment in India	$22.3
SXC’s total assets	1,998.1

Equity method investment as a percent of total assets	1%

*    *    *    *    *

In submitting this response to the comment contained in the Staff’s letter dated May 18, 2015, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURE PAGE FOLLOWS]

Securities and Exchange Commission

June 11, 2015

Please direct any questions that you have with respect to the foregoing to the undersigned, at 630-824-1954, or to Allison S. Lausas, at 630-824-1925, or to Joseph F. Jordan, at 630-824-1956.

Very truly yours,

SunCoke Energy, Inc.

/s/ Fay West
Fay West
Senior Vice President and Chief Financial Officer

cc:	Denise R. Cade (SunCoke Energy, Inc.)
Gillian R. Hobson (Vinson & Elkins L.L.P.)
Joseph F. Jordan (SunCoke Energy, Inc.)
Allison S. Lausas (SunCoke Energy, Inc.)